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Tammy Knight (954) 468-7939 tknight@hklaw.com

November 30, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mr. Reid Hooper

Re:	PositiveID Corporation (“PSID”)
Preliminary Proxy Statement on Schedule 14A Filed September 30, 2011 File No. 001-33297 (“Proxy Statement”)

Dear Mr. Hooper:

On behalf of PSID, we hereby respond to the Staff's comment letter, dated November 25, 2011.  PSID’s response to each comment is set forth below, in the order in which the comments were made in the Staff’s letter. We have included with this letter a marked copy of the revised Proxy Statement (the “Revised Proxy Statement”) amended in response to the Staff’s comments to aid in expediting your review.

Proposal 1, page 1

Background, page 1

1.           We note your response to comment one in our letter dated November 10, 2011; specifically, your references to efficiency and timing as the main reasons for you entering into the three Ironridge stock purchase agreements. Please disclose why you agreed to accept promissory notes from Ironridge as a form of payment for your common shares issued given your apparent concern for timing and also given your desire to raise the most money you could for working capital purposes. Explain in plain English why you permitted Ironridge to pay a minimal amount of cash for the common stock issued.

Response to Comment 1

PSID agreed to accept promissory notes for the common stock because that was the best economic deal PSID was able to make with Ironridge.

The proxy currently states that upon conversion of the preferred stock, PSID may possibly receive repayment of the promissory notes prior to their stated maturity date, which is seven and one-half years from the date of any note.  PSID has three options: (i) it can receive payment under the promissory notes upon maturity, (ii) it may elect to convert the preferred stock in order to receive early repayment of all or some of the notes, or (iii) it may elect to redeem the preferred stock in order to offset the full amount of such proceeds against amounts outstanding under the notes.

For the reason stated above, PSID permitted Ironridge to pay a minimal amount of cash for the common stock issued.

In response to the Staff’s other comments, the disclosures in the section of the Revised Preliminary Proxy Statement titled “Terms of the Ironridge Financings” on page 1 have been revised accordingly.

2.           Furthermore, please disclose under “Background” or “Terms of the Ironridge Financings” on page 1 that Ironridge does not have to repay its promissory notes if there are any shares of Series F or Series G preferred stock outstanding, which means that the company would have to convert or redeem the Series F and Series G preferred stock from Ironridge to receive full payment from Ironridge.

Responses to Comment 2

Pages 2 and 8 of the proxy statements provide that “The entire principal balance and interest is due and payable seven and one-half years from the date of the promissory note, but no payments are due so long as we are in default under the Stock Purchase Agreement or if there are any shares of Series F or Series G Preferred Stock issued or outstanding.  We have revised the disclosure to add that “PSID will have to convert or redeem the Series F Preferred Stock and Series G Preferred Stock to receive payment from Ironridge under any outstanding promissory notes.”

Disclose the extent to which the redemption amounts paid to Ironridge could equal or exceed the amounts due under the Ironridge promissory notes so that the net effect is that Ironridge will not have paid any consideration for the securities.

Pages 5 and 10 of the proxy statement provide that “The redemption amounts paid by us to Ironridge could equal but not exceed the amounts due under the Ironridge promissory notes so that the net effect is that Ironridge will not have paid any consideration for the initial common stock issued, aside from the $250,000 paid in cash, in the event we elect to offset the full amount of such proceeds against amounts outstanding under the note.”

Disclose the extent to which the shares issuable upon conversion of the Series F preferred by the company could exceed the shares issuable upon conversion if converted by Ironridge. Discuss how these terms are less favorable to the company and its shareholders than to Ironridge in terms of the amount of cash received by the company and resulting dilution to shareholders.

The tables on pages 6 and 7 of the proxy statement describe the extent to which the shares issuable upon conversion of the Series F Preferred Stock by PSID exceed the shares issuable upon conversion if converted by Ironridge.  A conversion by PSID of the Series F Preferred Stock is less favorable to PSID and its stockholders than if Ironridge were to convert.  If PSID elects to convert, it expects to receive proceeds from the outstanding promissory notes which would improve its working capital needs; however, as provided in the proxy, there can be no assurance that PSID will receive any proceeds under the promissory notes from Ironridge. Additionally, upon conversion of the Series F Preferred Stock by PSID, there will be a significant dilutive effect to our existing stockholders compared to if Ironridge elected to convert.

3.           We note your revised disclosure provided on page four in response to comment one in our letter dated November 10, 2011. Please further explain why you are not attempting to register the resale of the common stock underlying the Series F Preferred Stock. We note the Series G Preferred Stock can also not be converted for at least six-months from the date of issuance. In addition, we note you are required to file a registration statement registering the resale of the common stock issuable under the Stock Purchase Agreement.

Response to Comment 3

PSID is not attempting to register the resale of the common stock underlying the Series F Preferred Stock because Ironridge did not require it to be registered.  PSID assumes Ironridge did not require the registration of the underlying common stock since it can not be converted for six months.  With respect to the Stock Purchase Agreement, while the Series G Preferred Stock also can not be converted for at least six-months from the date of issuance, and could therefore be sold under Rule 144, since PSID is required to file a registration statement for the common stock it agreed to just include the registration of the resale of the common stock underlying the Series G Preferred Stock.

4.           Further, please revise your reference on page 4 to Rule 144 being an exemption from registration. Please note that Rule 144 creates a safe harbor from the Section 2(a)(11) definition of "underwriter,” and it is not an exemption from registration. With regard to Rule 144, disclose why you believe the safe harbor would be available to Ironridge after six months.

Response to Comment 4

In response to the Staff’s comment, the disclosure in the section of the Revised Preliminary Proxy Statement titled “Terms of the Ironridge Financings” on page 1 has been revised accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 16

5.           We note you deleted reference to any shares loaned to Optimus Capital Partners, LLC in the footnotes to the table. We also note the Form 8-K filed on November 25, 2011 to report that the company issued 3.5 million shares to Mr. Caragol, Mr. Silverman and R & R Consulting and the circumstances surrounding this issuance. With a view to disclosure, please tell us whether Optimus Capital Partners, LLC sold any of the loaned securities or any of the securities issued upon conversion of the Series C preferred stock. Tell us how you determined who beneficially owned the loaned shares and the number of loaned shares that you included in the beneficial ownership of Mr. Caragol, Mr. Silverman and R & R Consulting from the time the shares were loaned until you issued the 3.5 million shares on November 22, 2011. Tell us why Optimus Capital Partners, LLC was not listed as a beneficial owner of the loaned shares if it had dispositive power over the loaned shares. Provide your analysis of how the issuance of the 3.5 million shares to Messrs. Caragol and Silverman and R & R Consulting in exchange for the shares issued to Optimus Capital Partners, LLC upon conversion of the Series C preferred stock was exempt from registration under Section 3(a)(9).

Response to Comment 5

PSID knows that Optimus Capital Partners, LLC (“Optimus”) sold some of the loaned shares during the period it held them.  PSID does not know how many shares of PSID stock Optimus still holds.  PSID knows that Optimus did not sell any of the securities issued upon conversion of the Series C preferred stock since those shares were pledged to Mr. Caragol, Mr. Silverman and R & R Consulting Partners, LLC.  The stock loan agreements provide that during the period Optimus is in possession of the loaned shares, the lending stockholders are entitled to exercise any and all rights applicable to the loaned shares, including, but not limited to, the right to vote and receive dividends or distributions.

As disclosed in all of PSID’s filings and in the Schedule 13D/A filed by Mr. Caragol, Mr. Silverman and R & R Consulting Partners, LLC, the lending stockholders may demand return of some or all of the loaned shares (or an equal number of freely tradable shares) at any time on or after the six-month anniversary date such shares were loaned to Optimus; provided, however, no such demand may be made if there are any shares of Series C preferred stock then outstanding. If a permitted return demand is made, Optimus must return the loaned shares within three trading days after such demand.  The lending stockholders have consistently taken the position that they beneficially owned the loaned shares since they have the right to demand them back after six months and that they continue to have voting and dividend rights with respect to the loaned shares.  PSID elected to list Optimus in the footnotes instead of in the table to not confuse the stockholders as to who had ultimate beneficial ownership of the 3.5 million shares.  Additionally, PSID believes, based on communications it has had with Optimus, that Optimus has sold most, if not all, of the loaned shares and that it did not hold 5% of the outstanding shares of common stock at the time of filing of the initial proxy statement.  PSID did not elect to convert the Series C Preferred Stock to common stock until October 12, 2011.

PSID believes the issuance of the 3.5 million shares to Messrs. Caragol, Silverman and R & R Consulting Partners in exchange for the shares issued to Optimus upon conversion of the Series C preferred stock was exempt from registration under Section 3(a)(9).  In October 2011, PSID elected to convert the Series C preferred stock to common stock.  Also in October 2011, Messrs. Caragol, Silverman and R & R Consulting Partners demanded return of the loaned shares from Optimus and after Optimus failed to return the loaned shares, Messrs. Caragol, Silverman and R & R Consulting Partners began the process of repossessing the collateral consisting of the common stock underlying the Series C preferred stock.  As a result, Messrs. Caragol, Silverman and R & R Consulting Partners became the beneficial and legal owners of the shares issued to Optimus upon repossession of the common stock underlying the Series C preferred stock.  The 3.5 million shares of common stock underlying the Series C preferred stock was issued in the name of Optimus and upon repossession of these shares, Messrs. Caragol, Silverman and R & R Consulting Partners then exchanged these shares for new shares.  Since it was a stock for stock exchange of securities of the same issuer, the exchange was exempt from registration under Section 3(a)(9).

*   *   *   *   *   *   *

PSID acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this letter or the Proxy Statement to me at 954-468-7939 or my colleague Laurie Green at 954-468-7808.

Very truly yours,

HOLLAND & KNIGHT LLP

/s/ Tammy Knight

Tammy Knight

cc:           Larry Spirgel
Laurie Green
William J. Caragol